Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$35,000,012.44	$1,074.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,054,671.61 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $1,074.50 is offset against the registration fee due for this offering and of which $1,053,597.11 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

File No. 333-134553

PRICING SUPPLEMENT

to Prospectus Supplement dated July 31, 2007

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

1,424,102 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

9.35% Yield Enhanced Equity Linked Debt Securities (“YEELDS”) Due August 8, 2008

Performance Linked to ABB Ltd. (ABB) American Depositary Shares

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated July 31, 2007 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Index stock issuer: ABB Ltd. ABB Ltd. is not involved in this offering and has no obligation with respect to the notes.

•	Index stock: The American Depositary Shares of the index stock issuer listed on the NYSE under the symbol ABB.

•	Principal amount: $24.5769 per YEELDS, and, in the aggregate, $35,000,012.44.

•

Stated maturity date: August 8, 2008, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date, as described on page S-17 of the MTN prospectus supplement.

•

Valuation date: August 1, 2008, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes—Settlement value” on page SS-14 of the YEELDS prospectus supplement.

•	Determination period: Five business days.

•	Coupon rate: 9.35% per annum.

•	Coupon payment dates: Quarterly, on the 8th calendar day of November, February and May, and on the stated maturity date, beginning November 8, 2007.

•	Coupon record dates: 15 calendar days prior to each coupon payment date.

•

Initial value: $24.5769, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings’ obligations under the notes.

•	Equity cap price: $28.2634, which is 115.00% of the initial value.
•	Payment at maturity: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

(1) the alternative redemption amount; and

(2) $28.2634

Because the principal amount per YEELDS is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, as described beginning on page SS-14 of the YEELDS prospectus supplement under “Description of the Notes—Settlement Value”.

•

Stock settlement option: At the option of Lehman Brothers Holdings at maturity, as described under the caption “Description of the Notes—Stock Settlement” on page SS-19 of the YEELDS prospectus supplement. Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

•	Expected Dividend Schedule:

Expected Ex-Dividend Date	Expected Dividend Amount (per share)
August 2, 2007	$0.13
November 1, 2007	$0.13
January 31, 2008	$0.13
May 2, 2008	$0.13
August 1, 2008	$0.13

•	Denominations: $24.5769 and integral multiples thereof.

•	Listing: The YEELDS will not be listed on any exchange.

•	CUSIP: 52522L194

•	ISIN: US52522L1944

Investing in the notes involves risks. Risk Factors begin on page SS-7 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price (1)	$24.5769	$35,000,012.44
Underwriting discount (2)	$0.00	$0.00
Proceeds to Lehman Brothers Holdings	$24.5769	$35,000,012.44

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to the hedges.

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 213,615 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about August 7, 2007.

LEHMAN BROTHERS

July 31, 2007

“YEELDS” is a registered trademark of Lehman Brothers Inc.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples, it is assumed that ABB Ltd. does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS.

Example 1. Assuming the settlement value is $20.00:

As a result, because the settlement value of $20.00 is less than the equity cap price of $28.2634, on the stated maturity date, you would receive $20.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $20.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

Example 2. Assuming the settlement value is $25.00:

As a result, because the settlement value of $25.00 is less than the equity cap price of $28.2634, on the stated maturity date, you would receive $25.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $25.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

Example 3. Assuming the settlement value is $30.00:

As a result, because the equity cap price of $28.2634 is less than the settlement value of $30.00, on the stated maturity date, you would receive $28.2634 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $28.2634 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $28.2634 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 1,424,102 YEELDS, you would receive on the stated maturity date in total, 1,341,665 shares of index stock and $14.47 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that ABB Ltd. changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

ABB Ltd.

Lehman Brothers Holdings has obtained the following information regarding ABB Ltd. from ABB Ltd.’s reports filed with the SEC.

ABB Ltd. has stated that it is a global provider of power and automation technologies whose purpose is to enable utility and industry customers to improve performance while lowering environmental impact. The company serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. ABB Ltd. also delivers automation systems for measurement, control, motion, protection and plant optimization across a full range of industries.

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The index stock is listed on The New York Stock Exchange under the symbol “ABB”.

The following table presents the high and low closing prices for the index stock, as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2004
First Quarter	$6.44	$5.08	$5.98
Second Quarter	$6.34	$5.10	$5.55
Third Quarter	$6.20	$4.93	$6.12
Fourth Quarter	$6.70	$5.43	$5.66

2005
First Quarter	$6.52	$5.42	$6.20
Second Quarter	$7.01	$6.10	$6.47
Third Quarter	$7.70	$6.25	$7.36
Fourth Quarter	$9.79	$6.96	$9.72

2006
First Quarter	$12.63	$10.19	$12.55
Second Quarter	$14.74	$10.29	$12.96
Third Quarter	$13.70	$11.49	$13.18
Fourth Quarter	$17.98	$13.16	$17.98

2007
First Quarter	$19.13	$15.96	$17.18
Second Quarter	$22.60	$17.28	$22.60
Third Quarter (through July 31, 2007)	$25.02	$22.67	$24.07

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and (b) ABB Ltd. does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS:

•	the percentage change from the issue price to the hypothetical settlement value on the valuation date;

•	the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

•	the hypothetical total amount payable per YEELDS on the stated maturity date;

•	the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

•	the hypothetical total annualized yield from direct ownership of the index stock.

Hypothetical settlement value on the valuation date	Percentage change from the issue price to the hypothetical settlement value on the valuation date	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$14.7461	-40%	$2.3043	$14.7461	-31.0%	-37.80%
$19.6615	-20%	$2.3043	$19.6615	-10.9%	-17.83%
$22.1192	-10%	$2.3043	$22.1192	-0.7%	-7.86%
$24.5769	0%	$2.3043	$24.5769	9.8%	2.12%
$27.0346	10%	$2.3043	$27.0346	20.4%	12.09%
$29.4923	20%	$2.3043	$28.2634	25.7%	22.05%
$30.7211	25%	$2.3043	$28.2634	25.7%	27.04%
$34.4077	40%	$2.3043	$28.2634	25.7%	41.98%
$39.3230	60%	$2.3043	$28.2634	25.7%	61.90%
$44.2384	80%	$2.3043	$28.2634	25.7%	81.82%
$49.1538	100%	$2.3043	$28.2634	25.7%	101.7%

(1)	Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)	The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings intends to treat, and by purchasing a YEELDS, for all tax purposes, you agree to treat, a YEELDS as a financial contract, rather than as a debt instrument.

Upon the receipt of cash on the stated maturity date of the YEELDS in connection with a cash settlement at maturity of a YEELDS, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than amounts representing accrued but unpaid coupon payments) differs from your tax basis in the YEELDS. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. The deductibility of capital losses is subject to certain limitations. Your tax basis in the YEELDS will generally equal your cost of such YEELDS. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the YEELDS.

Upon a sale, exchange or other disposition of a YEELDS prior to the stated maturity date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the YEELDS. Any such gain or loss will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations.

See “United States Federal Income Tax Consequences” in the accompanying YEELDS prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 213,615 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $40,250,006.94, $0.00 and $40,250,006.94, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about August 7, 2007, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

1,424,102 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

9.35% Yield Enhanced Equity Linked Debt Securities

Due August 8, 2008

Performance Linked to

ABB Ltd. (ABB) American Depositary Shares

PRICING SUPPLEMENT

JULY 31, 2007

(INCLUDING PROSPECTUS SUPPLEMENT

DATED JULY 31, 2007

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS